SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 16)*

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.(1) (the “Issuer”)

(Name of Issuer)

Series B Shares of Common Stock (“Series B Shares”)

(Title of Class of Securities)

4005102(2)

(CUSIP Number)

Julio R. Rodriguez, Jr.

Fintech Advisory Inc.

375 Park Avenue

New York, NY 10152

(212) 593-4500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 7, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Translation of Issuer’s Name: Central North Airport Group.
(2)	No CUSIP number exists for the underlying Shares, as the Shares are not traded in the United States. The CUSIP number 4005102 is only for the American Depositary Shares (“ADSs”) representing Series B Shares.

CUSIP No. Not Applicable
1.		Names of Reporting Persons David Martínez
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 0
14.		Type of Reporting Person (see instructions) IN

CUSIP No. Not Applicable
1.		Names of Reporting Persons Fintech Advisory Inc.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 0
14.		Type of Reporting Person (see instructions) HC, CO

CUSIP No. Not Applicable
1.		Names of Reporting Persons Fintech Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 0
14.		Type of Reporting Person (see instructions) HC, CO

CUSIP No. Not Applicable
1.		Names of Reporting Persons Bagual S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 0
14.		Type of Reporting Person (see instructions) HC, CO

CUSIP No. Not Applicable
1.		Names of Reporting Persons Grenadier S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 0
14.		Type of Reporting Person (see instructions) HC, CO

CUSIP No. Not Applicable
1.		Names of Reporting Persons Pequod S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 0
14.		Type of Reporting Person (see instructions) HC, CO

CUSIP No. Not Applicable
1.		Names of Reporting Persons Harpoon S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 0
14.		Type of Reporting Person (see instructions) HC, CO

CUSIP No. Not Applicable
1.		Names of Reporting Persons Expanse S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 0
14.		Type of Reporting Person (see instructions) HC, CO

Item 1. Security and Issuer

This Amendment No. 16 (the “Sixteenth Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on November 1, 2007 (the “Schedule 13D”), as subsequently amended, and is being filed by David Martínez (“DM”), Fintech Advisory Inc. (“FAI”), Fintech Holdings Inc. (“FH”), Bagual S.à r.l. (“Bagual”), Grenadier S.à r.l. (“Grenadier”), Pequod S.à r.l. (“Pequod”), Harpoon S.à r.l. (“Harpoon”) and Expanse S.à r.l. (“Expanse” and, together with DM, FAI, FH, Bagual, Grenadier, Pequod and Harpoon, the “Reporting Persons”), with respect to the Series B Shares of Common Stock (“Series B Shares”) of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (the “Issuer” or “OMA”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D, as amended.

This Amendment is being filed to report (i) the completion of the assignment and transfer of 100% of the equity interests in Harpoon, Grenadier, Pequod and Expanse as described in Amendment 15 and (ii) the completion of the sale of 100% of the equity interests in Servicios de Tecnologia Aeroportuaria, S.A. de C.V. (“SETA”) and Aerodrome Infrastructure S.à r.l. (“Aerodrome”) as described in Amendment 14.

Item 2. Identity and Background

Item 2 is amended and restated in its entirety to read as follows:

The Reporting Persons are filing this Schedule 13D.

None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

David Martínez

David Martínez is the sole shareholder of FH and FAI. David Martínez is a citizen of the United Kingdom and his principal business address is 375 Park Avenue, New York, NY 10152. The present principal occupation of David Martínez is Chairman of the Board and Special Director of FAI.

Fintech Advisory

The purpose of FAI is to serve as the investment advisor of FH and related entities. FAI is wholly owned by David Martínez. Bagual is a wholly-owned subsidiary of FH. FAI is the Sales Coordinator for Harpoon, Expanse, Pequod and Grenadier until August 2, 2023. The principal business address of FAI is 375 Park Avenue, New York, NY 10152.

Fintech Holdings

The purpose of FH is to participate and assist in the investment in securities of sovereign and private entities primarily in emerging markets. The principal place of business of FH is 375 Park Avenue, 38th Floor, New York, NY 10152. FH was incorporated on April 16, 2019 and is wholly owned by David Martínez. Bagual is a wholly-owned subsidiary of FH.

Bagual

The purpose of Bagual is to hold investments by FH. The registered office of Bagual is located at 10, rue Mathias Hardt, L-1717 Luxembourg, Grand Duchy of Luxembourg. The telephone number at which Bagual’s principal executive offices can be reached is +352 26 34 36 73. Bagual, which was formed on November 23, 2017, is a private limited liability company (société à responsabilité limitée) under the laws of the Grand Duchy of Luxembourg. Bagual is a wholly-owned subsidiary of FH.

Harpoon

The purpose of Harpoon is to hold investments. The registered office of Harpoon is located at 11-13 Boulevard de la Foire, L-1528 Luxembourg, Grand Duchy of Luxembourg. The telephone number at which Harpoon principal executive offices can be reached is +352 26 27 43 1. Harpoon, which was formed on October 4, 2018, is a private limited liability company (société à responsabilité limitée) under the laws of the Grand Duchy of Luxembourg.

Grenadier

The purpose of Grenadier is to hold investments. The registered office of Grenadier is located at 51, Boulevard Grande Duchesse Charlotte, L-1331 Luxembourg, Grand Duchy of Luxembourg. The telephone number at which Grenadier principal executive offices can be reached is +352 28 26 39 10. Grenadier, which was formed on November 23, 2017, is a private limited liability company (société à responsabilité limitée) under the laws of the Grand Duchy of Luxembourg.

Pequod

The purpose of Pequod is to hold investments. The registered office of Pequod is located at 124, Boulevard de la Pétrusse, L-2330 Luxembourg, Grand Duchy of Luxembourg. The telephone number at which Pequod principal executive offices can be reached is +352 621 889 664. Pequod, which was formed on November 23, 2017, is a private limited liability company (société à responsabilité limitée) under the laws of the Grand Duchy of Luxembourg.

Expanse

The purpose of Expanse is to hold investments. The registered office of Expanse is located at 2c, Rue Nicolas Bové, L-1253 Luxembourg, Grand Duchy of Luxembourg. The telephone number at which Expanse principal executive offices can be reached is +352 27 40 39 32 61. Expanse, which was formed on December 16, 2019, is a private limited liability company (société à responsabilité limitée) under the laws of the Grand Duchy of Luxembourg.

Item 4. Purpose of Transaction

Item 4 is amended to add the following paragraphs:

On December 2, 2022, the parties to the SPA entered into an amendment to the SPA (the “SPA Amendment”), a copy of which is filed as Exhibit 36 to this Schedule 13D and is incorporated herein by reference in its entirety.

On December 6, 2022, the aforementioned assignment and transfer transactions by FH closed pursuant to Assignment Agreements executed on August 2, 2022:

•	100% of the equity interests in Harpoon to Latin America Infrastructure S.à r.l., a Luxembourg company;

•	100% of the equity interests in Pequod to Latin America Investment S.à r.l., a Luxembourg company;

•	100% of the equity interests in Expanse to Latin America Aviation S.à r.l., a Luxembourg company; and

•	100% of the equity interests in Grenadier to Latin America Finance S.à r.l., a Luxembourg company.

On December 7, 2022, the sale by FH, Bagual, Grenadier, Pequod, Harpoon and Expanse of 100% of their equity interest in SETA and Aerodrome to CONCESSOC 31 SAS was completed.

As a result of these transactions, David Martínez, FAI, FH, Bagual, Grenadier, Pequod, Harpoon and Expanse may no longer be deemed to own or have the power to vote or dispose of any Series B or Series BB Shares of OMA, or 0% of OMA’s issued and outstanding capital stock.

The information disclosed in this section does not purport to be complete and is qualified in its entirety by reference to the Assignment Agreements and the SPA Amendment, copies of which are filed as Exhibits 32-36 to this Schedule 13D and are incorporated herein by reference in their entirety. Investors are urged to read the Assignment Agreements and SPA Amendment for more complete descriptions of the provisions contained therein.

Except as disclosed in this Item 4, the Reporting Persons have no plans or proposals that relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule. The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule, to the extent deemed advisable by the Reporting Persons.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

(a)-(b) As of the date of this filing, the Reporting Persons have the following direct and indirect beneficial ownership interests in the Series B Shares.

	Directly Owned		Indirectly Owned		Directly and Indirectly Owned
	Number	% of Class	Number	% of Class	Number	% of Class
David Martínez	0	0%	0	0%	0	0%
FAI	0	0%	0	0%	0	0%
FH	0	0%	0	0%	0	0%
Bagual	0	0%	0	0%	0	0%
Grenadier	0	0%	0	0%	0	0%
Pequod	0	0%	0	0%	0	0%
Harpoon	0	0%	0	0%	0	0%
Expanse	0	0%	0	0%	0	0%

(c) On November 15, 2022, in accordance with the SPA, Aerodrome finalized its sales in the market of 1,625,368 Series B Shares for a gross average price of Ps.162.28 per share, decreasing its shareholding from 60,155,201 Series B Shares to 58,529,833 Series B Shares.

Except as described above, no transactions in Series B Shares were effected by the Reporting Persons during the 60-day period ended December 7, 2022.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 4 is hereby incorporated by reference.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

Exhibit Number	Description
36	Amendment No. 1 to the Share Purchase Agreement, dated December 2, 2022, by and among, inter alia, FH, Bagual, Grenadier, Pequod, Harpoon and Expanse, as sellers, and CONCESSOC 31 SAS, as purchaser.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2022

DAVID MARTÍNEZ

By:	/s/ David Martínez

FINTECH ADVISORY INC.

By:	/s/ David Martínez
Name: David Martínez
Title: Authorized Person

FINTECH HOLDINGS INC.

By:	/s/ David Martínez
Name: David Martínez
Title: Authorized Person

BAGUAL S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.
Name: Julio Rafael Rodriguez, Jr.
Title: Authorized Person

GRENADIER S.À R.L.
By Fintech Advisory Inc.
acting as Sales Coordinator for Grenadier S.à r.l

By:	/s/ Julio Rafael Rodriguez, Jr.
Name: Julio Rafael Rodriguez, Jr.
Title: Authorized Person

PEQUOD S.À R.L.
By Fintech Advisory Inc.
acting as Sales Coordinator for Pequod S.à r.l

By:	/s/ Julio Rafael Rodriguez, Jr.
Name: Julio Rafael Rodriguez, Jr.
Title: Authorized Person

HARPOON S.À R.L.
By Fintech Advisory Inc.
acting as Sales Coordinator for Harpoon S.à r.l

By:	/s/ Julio Rafael Rodriguez, Jr.
Name: Julio Rafael Rodriguez, Jr.
Title: Authorized Person

EXPANSE S.À R.L.
By Fintech Advisory Inc.
acting as Sales Coordinator for Expanse S.à r.l.

By:	/s/ Julio Rafael Rodriguez, Jr.
Name: Julio Rafael Rodriguez, Jr.
Title: Authorized Person